

September 3, 2014

Via E-mail

Michael T. Cartwright
Chairman and Chief Executive Officer
AAC Holdings, Inc.
115 East Park Drive, Second Floor
Brentwood, TN 37027

> **Re:** **AAC Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 15, 2014**
> **File No. 333-197383**

Dear Mr. Cartwright:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 15

1. We note your revised disclosure on page 104 regarding your litigation with James Bevell. Please revise or tell us why you do not address the risks relating to this litigation and your restructuring in the risk factor disclosure.

Use of Proceeds, page 36

2. Given the lack of current specific planned uses for the proceeds please revise to clarify how you determined the size of the offering.

Dilution, page 39

3.   We note you disclose that net tangible book value of your common stock as of June 30, 2014 was $8.7 million. Please provide us your computation of net tangible book value as of June 30, 2014.

Management's Discussion and Analysis of financial condition and Results of Operations, page 54

4.   We note your revised disclosure on pages 55 and 90, and response to comment 5 of our letter dated July 3, 2014. Please revise to quantify and discuss the approximate percentages of your revenues attributable to each category of revenues, which appear to be the following: (1) detoxification and residential treatment, (2) partial hospitalization and intensive outpatient, and (3) point-of-care drug testing, quantitative laboratory services, professional groups and other ancillary services.

5.   Additionally, please revise to disclose the approximate average length of stay for the principal categories of patients and clarify the extent to which operating margins differ materially among such sources of revenues.

Unaudited Proforma Consolidatd Financial statements

Note 2—Unaudited Pro Forma Consolidated Statement of Income Adjustments for the Six Months Ended June 30, 2014, page 47

6.   Please clarify what these pro forma adjustments b and c reflect and explain why these adjustments are not reflected in the actual results for the period ended June 30, 2014.

Financial Statements

7.   We note your disclosure that the Private Share Exchange was accounted for as a common control transaction. We note you have presented the interim financial statements of the Holdings reflecting the share exchange transaction. Tell us how you considered the guidance in FASB ASC 805-50-45-5 to determine whether the financial statements of Holdings for prior years should be retrospectively adjusted to reflect the share exchange transaction to comply with the financial statement presentation requirements for prior years. Please revise your financial statements and disclosures as appropriate or advise.

Notes to Condensed Consolidated Financial Statements

3. Reorganization Transactions

Clinical Revenue Management Services, LLC Acquisition, page F-54

8.   We note you allocated $1,810 of the consideration paid to goodwill. Considering your disclosure that (a) CRMS no longer has revenues subsequent to the completion of the CRMS acquisition and (b) CRMS does not meet the definition of a business, please explain to us your basis for recognizing goodwill and how it is appropriate. If you continue to believe the recognition of goodwill is appropriate, please revise to disclose, the qualitative descriptions of the factors that make up goodwill recognized in conjunction with your acquisition of CRMS, such as expected synergies from combining operations, intangible assets that do not qualify for separate recognition, or other factors as required by FASB ASC 805-30-50-1(a).

Exhibit 5.1

9.   Please revise the opinion to remove the assumption that "when the Shares have been duly and properly sold, paid for and delivered as contemplated in and strictly in adherence with the Registration Statement" as this appears to assume away part of the opinion you are required to provide. Refer to Section II.B.3.a. of Staff Legal Bulletin No. 19 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   ·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel at (202) 551-3727 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via email): Howard Lamar III, Esq.